UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 9, 2003**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer I.D. No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Item 5. Other Events and Regulation FD Disclosure.

The following is a prepared statement given by Chairman Glen A. Barton at the 2003 Annual Stockholders' meeting held April 9, 2003. The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

****

I want to turn my attention now to Caterpillar -- and how the company succeeded in a year characterized by difficult business conditions. Our results offer solid evidence of the change in our company -- from the "machinery company" of the '80s and '90's to a dynamic, diverse business capable of achieving strong profits even after three years of declining markets, political turmoil and another war in the Middle East.

Caterpillar's results in 2002 provide proof of our strength. We achieved sales and revenues of $20.15 billion. This year-over-year decline of about 1 percent was due to lower sales volume, partially offset by improved price realization.   Profit was $798 million or $2.30 per share - down less than 1 percent from 2001. Excluding the $97 million after-tax impact of unusual charges recorded in 2001, profit declined 12 percent due to lower sales volume and related manufacturing inefficiencies.

How did we accomplish these results in such uncertain times? We have made a conscious effort to diversify our business to protect Caterpillar from exactly the kind of business conditions we faced in 2002. Our machinery business offers a broad product line and provides a strong foundation as we gain percentage of industry sales. Our engine business now represents over one third of total corporate sales - and that percentage will continue to grow over the next few years.

Strength and diversity are evident, too, in Financial Products - with 2002 revenues of $1.68 billion - up 2 percent from 2001. Caterpillar Financial finances almost 60 percent of all new Cat machinery sold and serves nearly 80,000 customers around the world. Cat Financial manages an $18 billion portfolio that makes a substantial contribution to our bottom line.

The same is true for Caterpillar Logistics, which offers logistics services, including warehousing and operations management to customers worldwide. Cat Logistics provides services to more than 40 clients, as well as to internal business units … and continues to grow rapidly.

In addition to strengthening our organization through business diversity during 2002, we fully leveraged a strong focus on cost reduction and used that to our advantage - especially when the expected economic recovery forecast for the second half of 2002 did not occur. We took aggressive steps to reduce spending of all types, including capital expenditures. As a result, with sales and revenues down from 2001, our machinery and engines net free cash flow increased $645 million - even after making contributions to our pension funds of $179 million.

Our cost-cutting efforts were further strengthened by value-adding process and quality improvements generated by 6 Sigma. 6 Sigma, for those of you not familiar with the term, is the fact-based, decision-making methodology we're using to improve processes, enhance quality, cut costs and deliver greater value to our customers. Throughout the Caterpillar organization, in all areas of the value chain, 6 Sigma is enhancing our ability to manage our business successfully. It's proven to be a unifying force in all of our efforts to achieve breakthrough performance.

Let's pause now … and take a look at a video that highlights just some of our accomplishments from 2002.

VIDEO

As this video illustrates, we accomplished much in 2002. Let me comment further on two of our particular strengths during the year.

First, despite the economic downturn, we remain the leader in those markets in which we choose to compete - and I emphasize the word, "choose." We did something very dramatic a year or so ago. We decided that we would strategically manage our presence in businesses that weren't meeting our financial expectations. We did that in agriculture … and more recently in forestry, but in another way … and we will continue to make these tough strategic decisions in the future if necessary. These repositioning efforts have helped us maximize profitability in a time of great difficulty for many of our competitors - and better position us for the future.

The second strength I want to point out is our stock's performance. Since the declared start of the recession in March of 2001, our stock has traded up 16 percent vs. a decline in the S&P 500 Index of 21.9 percent. We've also continued to pay a good dividend throughout this period of time. Our stock's appreciation is the investment community's recognition of the changes we've made in Caterpillar, coupled with the prospects for higher sales and revenue growth as economic conditions around the world improve.

As you know, our first quarter has just ended - which means, of course, that I won't be commenting on our results. Our first-quarter results will be released next Wednesday, April 16.

So, in reality, most of what you've just seen, and heard about, is already part of the past. And while we're proud of the past … and take every opportunity to build on it, we remain firmly focused on the future. For Caterpillar, it's a future characterized by rapid change in the industries we serve … and in the global community as a whole.

We've been in business for 77 years - and the world has changed markedly during that time. A growing global population affects the welfare of communities and ecosystems around the world - which, in turn, affects the way Caterpillar does business. Today, we realize it's no longer enough to simply meet the needs of customers, employees and shareholders. We must envision a better world - and then contribute to it.

We're proud to partner with customers, dealers and other stakeholders to explore new alternatives, discover new answers, develop technologies and ultimately create sustainable solutions that will improve the quality of life of this and future generations. That's one reason why we invest $4 million each working day to reduce emissions, improve fuel economy, extend product and component life and enhance safety. For Caterpillar, sustainable development represents a source of competitive advantage and a substantial opportunity to generate growth and shareholder value.

Our ability to leverage technology in the search for sustainable solutions allows us to be a leader in helping to shape the industries we serve. We're also an active member of the World Business Council for Sustainable Development. This council serves as a catalyst for sustainable development and promotes the role of eco-efficiency, innovation and corporate social responsibility.

We've also taken the lead in providing sustainable solutions through development of our diesel engine's Advanced Combustion Emission Reduction Technology - or ACERT as it's better known. ACERT is the result of significant investment, the dedication of many employees, and our willingness to take bold steps to ensure that the fulfillment of customers' expectations stands side by side with satisfying environmental regulations.

Caterpillar, along with the rest of our industry, was originally on a technology path known as "Cooled Exhaust Gas Recirculation" (or EGR as it is commonly referred to) to meet the new level of emissions required for October 2002. The day our engineers determined that this industry-wide technology path was not going to achieve the standards our customers expect for reliability, durability, or fuel consumption could have been a very black moment for us. But, because of our extensive research activities, we had been investing in a parallel path ... investing in air and fuel systems, electronics, and in-cylinder combustion innovations. Our engineers were convinced we could integrate these innovations into a revolutionary, integrated engine combustion system.

We decided to embark on this alternative, a bold new path, because we believed that it could deliver both the required emissions levels AND what our customers expected from Caterpillar. We knew this decision would delay our introduction of engines that were fully compliant beyond the deadline of October 2002. Therefore, we simultaneously established teams to work on what became known as "bridge engines."

Let me share some of the results of these collective efforts:

- In October 2002, we began selling bridge engines that lowered emissions while continuing to provide customers superior reliability and durability. Our percent of industry sales in North American on-highway heavy-duty engines grew from 29.2% in 2001 to 34.5% in 2002, to 44.3% in January 2003 as reported by Ward's Communications. This represents overwhelming evidence of customer acceptance of our engines!

- We've received EPA certification for the C9 urban bus engine, which was our first engine fully equipped with ACERT. This was quickly followed by the certification of our C7 on-highway engine. The four other on-highway models will be in full production with ACERT technology by year-end 2003.

That may sound like the end of the story, but it's just the beginning. The decisions we made allowed us to meet not only the 2002 on-highway regulations, but also to meet 2005/2006 regulations in the off-highway market, while creating the technology platform to meet anticipated regulations for the end of the decade.

The decision to move from EGR to ACERT technology was bold … it was a long-term decision … it came with risk … we have mitigated the risk.

ACERT is just one example of providing sustainable solutions through innovation. Innovation is also the key to our development of industry-leading technologies such as those we developed to achieve our goal of improving energy efficiency in our facilities by 20 percent before year-end 2006. In fact, our improvement at year-end 2002 was already more than 10 percent.   Efforts such as these are the reason why in 2002 Caterpillar again earned a spot on the Dow Jones Sustainability World Index, which described us as *quote* "an innovative, well-managed industry leader with a strong focus on social responsibility."

We also maintain a strong focus on managing our business in a way that upholds our long-held commitment to ethical behavior. We began building this reputation years ago, with the establishment of high standards for honesty and ethical behavior by every employee. Those standards are clearly stated in our Code of Worldwide Business Conduct, first published in 1974 and last updated in 2000.

Caterpillar is, in fact, a nationally recognized leader in corporate governance. In a study by Institutional Shareholder Services, our governance policies, practices and procedures have been rated superior to 88.7 percent of companies in the S&P 500 and superior to 96.5 percent of the companies in our industry. We ranked third highest among Dow-listed companies.

Good governance at Caterpillar, though, is part of our heritage. For example, adopted initially in 1999, our corporate governance guidelines were last updated in December 2002 and meet definitive and proposed SEC and NYSE requirements. Outside of the Chairman/CEO, our Board of Directors is composed entirely of independent directors. Members attended 96 percent of board and committee meetings on average over the last five years. In addition, they serve on audit, compensation, nominating and governance, and public policy committees, all of which are composed entirely of these independent directors.

In addition, while not required by law, Caterpillar established share ownership guidelines linked to stock option grants for corporate officers and directors a decade ago. Shareholders have approved all of our equity-based compensation plans. Furthermore, Caterpillar does not enter into employment contracts with our officers who can be terminated at will. We have never offered golden parachutes to any officers and have never repriced stock option grants.

To further enhance our business transparency, Caterpillar has established a new corporate governance section on our Internet web site. The section offers access to information about our Board of Directors, its Guidelines of Corporate Governance and current Board committees and charters. You can also view our Code of Worldwide Business Conduct and see for yourself why Caterpillar is recognized as a leader in the practice of sound corporate governance.

Our company is also recognized as a global business leader committed to the principles of free trade. Now more than ever, it's imperative that business and government leaders at all levels unite and accept a leadership role in opening global markets to our exports - and to keep our own U.S. markets open as well.

This is important because so much of Caterpillar's opportunity for future growth depends on free trade and open markets. Our experiences in China provide a good example of this. We started investing in product support there in the '70s, soon after China began opening its market. Today, we've developed a strong dealer network, and as a result, we posted a 45-percent year-over-year increase in dealer sales to end users in 2002.

Near term, the growth outlook in China is exciting. Yet if we hadn't seized the opportunity to establish a presence there, we'd have lower sales and we can't allow that kind of opportunity to be compromised by policies that restrict free trade.

Today, Caterpillar is well-positioned to participate in and benefit from economic growth. We have all the ingredients for a strong future - quality products, diverse services, an effective business model, a leadership position in all major market areas, a dealer organization long recognized as one of our most unique competitive strengths … and, of course, a highly talented, dedicated group of employees who respond decisively to whatever challenges they face.

Caterpillar is a true global competitor - and what motivates all of us throughout the organization is a focused commitment to create value for our shareholders and for our customers … to help them get the most from their investment and to work with them … as builders … as planners … as agents of positive change in a world where so much needs to be accomplished and so many people stand to benefit from the work that we do.

 The world is changing rapidly - offering exciting opportunities to those capable of grasping them. Our proven ability to operate successfully in a difficult environment gives us a solid base for capitalizing on future opportunities -- and for continuing to grow profitably. No company in our industries is more ready and able than Caterpillar to meet the future head on. We intend to do just that. When there is work to be done, Caterpillar products and services will be there.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

April 9, 2003   By: /s/James B. Buda
                                                  James B. Buda
                                                  Vice President